Nelson F. Greene	NCR Corporation
Vice President, Deputy General Counsel and Assistant Secretary	1700 S. Patterson Boulevard Dayton, Ohio 45479-0001

December 19, 2007

Mr. Jay E. Ingram

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Ingram:

I am writing on behalf of NCR Corporation to request an extension of the time period to provide our response to your letter dated December 17, 2007 regarding our definitive proxy statement filed on March 19, 2007 with the United States Securities and Exchange Commission (the “Commission”). As I indicated in my voicemail to you this morning, we will not be in a position to provide our response to the Commission by December 31 as requested. At this point we expect to provide our response to you no later than January 31, 2008, and will provide it earlier if possible. Please do not hesitate to contact me if you need any additional information regarding this matter.

Sincerely,

/s/ Nelson F. Greene
Nelson F. Greene
Vice President, Deputy General Counsel and Assistant Secretary
NCR Corporation

CC:	William Nuti, President and Chief Executive Officer

Peter Lieb, Senior Vice President, General Counsel and Secretary